Exhibit 99.1

Theratechnologies Announces 1-for-4 Reverse Stock Split

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Issued and outstanding common shares to be consolidated on the basis of 1 post-consolidation share for each 4 pre-consolidation shares issued and outstanding, to regain compliance with NASDAQ listing requirements

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – July 20, 2023 – Theratechnologies Inc. (“Theratechnologies”, the “Company”, or “we”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that its Board of Directors approved a consolidation of the issued and outstanding common shares of the Company’s share capital on the basis of one (1) post- consolidation share for each four (4) pre-consolidation shares issued and outstanding (the “Consolidation”).

The Consolidation will be effective July 31, 2023, subject to applicable regulatory approvals, including the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market (“NASDAQ”). No shareholder approval will be required for the Consolidation to come into effect. The Company expects its common shares will begin trading on the TSX and the NASDAQ on a consolidated basis on or about July 31, 2023.

No fractional common share will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation, the number of common shares to be received by such shareholder will be rounded up (if the fraction is half a share or more) or down (if the fraction is less than half a share) to the nearest whole common share, provided that no shareholder shall hold less than a single common share as a result of the Consolidation. As at July 19, 2023, the Company had 96,807,309 common shares issued and outstanding, and the Company expects to have approximately 24,201,835 common shares issued and outstanding upon completion of the Consolidation.

Shareholders who hold their common shares electronically either in direct registered book-entry form via a direct registration system advice/statement (“DRS”) with Computershare Trust Company of Canada (“Computershare”), the Company’s transfer agent, or in “street name” through an intermediary like a bank, broker or other nominee, will not need to take any action as the Consolidation should automatically be reflected in the transfer agent’s records and on such shareholders’ next account statement. Intermediaries may have specific procedures for processing the Consolidation, including the treatment of fractional shares.

Shareholders holding paper stock certificates will be sent by Computershare a letter of transmittal which will enable them to exchange their old share certificates for a DRS representing the number of new post-Consolidation common shares they hold. Until surrendered, each stock certificate representing pre-Consolidation common shares will be deemed for all purposes to represent the number of whole post-Consolidation common shares to which the shareholder is entitled as a result of the Consolidation.

Rationale for the Consolidation

On March 7, 2023, the Company announced it had received a notification letter from the NASDAQ advising the Company that it was not in compliance with Listing Rule 5550(a)(2), as the bid price of the Company’s common shares on the NASDAQ had closed at less than US$1.00 per share over the prior 30 consecutive business days (the “Minimum Bid Price Requirement”). In accordance with its Listing Rules, NASDAQ afforded the Company a 180-day period ending August 30, 2023, to regain compliance with the Minimum Bid Price Requirement.

The Consolidation is being implemented by the Company with the objective of increasing the trading price of its common shares and to allow the Company to regain compliance with the Minimum Bid Price Requirement of the NASDAQ and maintain a listing on the NASDAQ which accounts for a large part of the trading in the Company’s common shares.

The Company anticipates that the Consolidation will have a neutral economic effect on shareholders and holders of securities convertible into or exercisable to acquire common shares or correlated with the price thereof, except to the extent the Consolidation will result in fractional common shares.

Proportionate adjustments will be made to the exercise price of outstanding stock options, warrants and other instruments linked to the common shares and the number of common shares underlying such options, warrants and equity-linked instruments to maintain the same economics associated with such instruments post-Consolidation.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the potential impact of the Consolidation on the trading price of the Company’s common shares and regaining compliance with NASDAQ listing requirements. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the change in the trading price of the Company’s common shares upon completion of the Consolidation will be correlated with and proportionate to the ratio upon which the Consolidation is being made. Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the reaction of investors to the Consolidation and factors affecting an investment in the Company’s common shares. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

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